Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of April 1, 2015, between Salix Pharmaceuticals, Ltd., a Delaware corporation, as issuer (the “Company”) and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture, dated as of March 16, 2012 (the “Indenture”), providing for the issuance of 1.5% Convertible Senior Notes due 2019 (the “Notes”);

WHEREAS, the Company entered into the Agreement and Plan of Merger, dated as of February 20, 2015 (as amended, restated or otherwise modified from time to time, including, without limitation, by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 16, 2015, the “Merger Agreement”), by and among the Company, Valeant Pharmaceuticals International, a Delaware corporation (“Valeant”), Valeant Pharmaceuticals International, Inc., a British Columbia corporation, and Sun Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Valeant (“Merger Sub”), pursuant to which, among other things, concurrently with the execution of this Supplemental Indenture, Merger Sub is being merged with and into the Company, with the Company being the surviving corporation in such merger (the “Merger”);

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each share of common stock, par value $0.001 per share, of the Company (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than certain Shares as set forth in the Merger Agreement) is being converted into the right to receive $173.00, payable net to the holder in cash, without interest (the “Reference Property”), subject to any withholding of taxes required by applicable law;

WHEREAS, the Merger constitutes a Merger Event under Section 15.06 of the Indenture;

WHEREAS, pursuant to Section 11.01 of the Indenture, without the consent of the holders of any of the Notes at the time outstanding, the Company and the Trustee are authorized to enter into one or more supplemental indentures thereto including pursuant to, inter alia, Section 11.01(g) thereof to make any change that does not materially adversely affect the rights of any holder;

WHEREAS, pursuant to Section 15.06 of the Indenture, upon the occurrence of a Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture providing for the conversion and settlement of the Notes as set forth in the Indenture;

WHEREAS, pursuant to Sections 11.05, 12.03, 15.06(a) and 17.05(a)(i) of the Indenture, the Trustee has received an Officers’ Certificate as conclusive evidence that this Supplemental Indenture complies with the requirements of the Indenture and is permitted or authorized by the Indenture and stating, inter alia, that, in the opinion of the signers thereof, all conditions precedent, if any, provided for in the Indenture relating to this Supplemental Indenture have been complied with and that the Merger and this Supplemental Indenture comply with the provisions of Article 12 of the Indenture; and

WHEREAS, pursuant to Sections 11.05, 12.03 and 17.05(a)(ii) of the Indenture, the Trustee has received an Opinion of Counsel as conclusive evidence that this Supplemental Indenture complies with the requirements of the Indenture and is permitted or authorized by the Indenture and stating, inter alia, that, in the opinion of such counsel, all conditions precedent, if any, provided for in the Indenture relating to the Supplemental Indenture have been complied with and that the Merger and this Supplemental Indenture comply with the provisions of Article 12 of the Indenture;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee hereby agree as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Agreement of Parties.

(a) In accordance with Section 15.06 of the Indenture, from and after the effective time of the Merger, the right of the holders of Notes to convert each $1,000 principal amount of Notes into cash, Shares or a combination of cash and Shares in accordance with the terms of the Indenture shall be changed to a right of such holders to convert each $1,000 principal amount of Notes into the Reference Property, at the Conversion Rate applicable to the conversion of such Notes, in accordance with the terms and conditions of the Indenture. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the holders’ right to convert each $1,000 principal amount of Notes into the Reference Property. Aggregate amounts of cash due to each holder upon such holder’s conversion of Notes shall be rounded up to the nearest cent.

(b) The Company hereby confirms its obligations under the Indenture, including but not limited to the due and punctual payment of the principal of (including any Fundamental Change Repurchase Price), accrued and unpaid interest and accrued and unpaid Additional Interest, if any, on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by the Company.

3. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions of the Indenture shall remain in full force and effect.

4. GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF NEW YORK, AND FOR ALL PURPOSES SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

5. Multiple Counterparts. The parties may sign multiple counterparts of this Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent the same agreement.

6. Effect of Headings. The Section headings herein are for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ William C. Bertrand, Jr.
Name:	William C. Bertrand, Jr.
Title:	Acting Chief Operating Officer, Executive
Vice President and General Counsel

[Signature Page to First Supplemental Indenture Relating to 1.5% Convertible Senior Notes due 2019]

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Paul Vaden
Name:	Paul Vaden
Title:	Vice President

[Signature Page to First Supplemental Indenture Relating to 1.5% Convertible Senior Notes due 2019]